UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

American Axle & Manufacturing Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

024061103

(CUSIP Number)

Eric Schondorf

General Counsel

c/o American Securities LLC

299 Park Avenue, 34th Floor

New York, NY 10171

212-476-8078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 024061103	13D	Page 2

1	NAME OF REPORTING PERSONS ASP MD Investco L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Item 5)
	8	SHARED VOTING POWER: 25,682,679 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 25,682,679 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,682,679 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.08% (1) (see Item 5)
14	TYPE OF REPORTING PERSON: PN

(1)	Percent of Common Stock calculated based on 111,277,579 shares of Common Stock of the Issuer outstanding as of April 6, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on April 6, 2017, of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 3, 2016, by and among the Issuer, Alpha SPV I, Inc. and Metaldyne Performance Group Inc.).

CUSIP No. 024061103	13D	Page 3

1	NAME OF REPORTING PERSONS American Securities Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Item 5)
	8	SHARED VOTING POWER: 25,682,679 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 25,682,679 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,682,679 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.08% (1) (see Item 5)
14	TYPE OF REPORTING PERSON: PN

(1)	Percent of Common Stock calculated based on 111,277,579 shares of Common Stock of the Issuer outstanding as of April 6, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on April 6, 2017, of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 3, 2016, by and among the Issuer, Alpha SPV I, Inc. and Metaldyne Performance Group Inc.).

CUSIP No. 024061103	13D	Page 4

1	NAME OF REPORTING PERSONS American Securities Partners VI(B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Item 5)
	8	SHARED VOTING POWER: 25,682,679 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 25,682,679 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,682,679 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.08% (1) (see Item 5)
14	TYPE OF REPORTING PERSON: PN

(1)	Percent of Common Stock calculated based on 111,277,579 shares of Common Stock of the Issuer outstanding as of April 6, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on April 6, 2017, of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 3, 2016, by and among the Issuer, Alpha SPV I, Inc. and Metaldyne Performance Group Inc.).

CUSIP No. 024061103	13D	Page 5

1	NAME OF REPORTING PERSONS American Securities Partners VI (C), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Item 5)
	8	SHARED VOTING POWER: 25,682,679 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 25,682,679 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,682,679 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.08% (1) (see Item 5)
14	TYPE OF REPORTING PERSON: PN

(1)	Percent of Common Stock calculated based on 111,277,579 shares of Common Stock of the Issuer outstanding as of April 6, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on April 6, 2017, of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 3, 2016, by and among the Issuer, Alpha SPV I, Inc. and Metaldyne Performance Group Inc.).

CUSIP No. 024061103	13D	Page 6

1	NAME OF REPORTING PERSONS American Securities Partners VI(D), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Item 5)
	8	SHARED VOTING POWER: 25,682,679 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 25,682,679 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,682,679 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.08% (1) (see Item 5)
14	TYPE OF REPORTING PERSON: PN

(1)	Percent of Common Stock calculated based on 111,277,579 shares of Common Stock of the Issuer outstanding as of April 6, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on April 6, 2017, of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 3, 2016, by and among the Issuer, Alpha SPV I, Inc. and Metaldyne Performance Group Inc.).

CUSIP No. 024061103	13D	Page 7

1	NAME OF REPORTING PERSONS American Securities Associates VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Item 5)
	8	SHARED VOTING POWER: 25,682,679 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 25,682,679 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,682,679 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.08% (1) (see Item 5)
14	TYPE OF REPORTING PERSON: OO

(1)	Percent of Common Stock calculated based on 111,277,579 shares of Common Stock of the Issuer outstanding as of April 6, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on April 6, 2017, of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 3, 2016, by and among the Issuer, Alpha SPV I, Inc. and Metaldyne Performance Group Inc.).

CUSIP No. 024061103	13D	Page 8

1	NAME OF REPORTING PERSONS American Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,670 (see Item 5)
	8	SHARED VOTING POWER: 25,682,679 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 8,670 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 25,682,679 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,691,349 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.09% (1) (see Item 5)
14	TYPE OF REPORTING PERSON: OO; IA

(1)	Percent of Common Stock calculated based on 111,277,579 shares of Common Stock of the Issuer outstanding as of April 6, 2017 (as disclosed to the Reporting Persons by the Issuer following the consummation, on April 6, 2017, of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 3, 2016, by and among the Issuer, Alpha SPV I, Inc. and Metaldyne Performance Group Inc.).

Item 1. Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of American Axle & Manufacturing Holdings, Inc. (the “Issuer”). The principal executive office of the Issuer is located at One Dauch Drive, Detroit, MI 48211 United States.

Item 2. Identity and Background.

This Schedule 13D is filed by (i) ASP MD Investco L.P., a Delaware limited partnership (“Investco”), (ii) American Securities Partners VI, L.P., a Delaware limited partnership, American Securities Partners VI(B), L.P., a Delaware limited partnership, American Securities Partners VI(C), L.P., a Delaware limited partnership, and American Securities Partners VI(D), L.P., a Delaware limited partnership (together, the owners of a majority of the limited partnership interests in Investco, the “Sponsors”), (iii) American Securities Associates VI, LLC, a Delaware limited liability company (“GP”), the general partner of each Sponsor, and (iv) American Securities LLC (“ASLLC”), a New York limited liability company which provides investment advisory services to each Sponsor and the GP (each a “Reporting Person” and, collectively, the “Reporting Persons”).

An agreement among the Reporting Persons with respect to the filing of this Schedule 13D is attached hereto as Exhibit 1.

The address of the principal business and office of each of the Reporting Persons is c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171.

Investco was formed for the sole purpose of holding equity in connection with investments pursued by the Sponsors, and Investco has not conducted any unrelated activities since its formation. The principal business of each of the Sponsors is to provide capital for, and make investments in, equity and debt securities and other business opportunities. The principal business of GP is to act as the general partner, and be responsible for, the business and affairs of each of the Sponsors. The principal business of ASLLC is to provide investment advisory services to its affiliated investment funds, including the Sponsors and GP.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer (or equivalent) and director of each Reporting Person are set forth on Schedules I and II attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while the Reporting Persons have obtained certain information from their respective directors and executive officers. If the Reporting Persons receive information concerning such individuals that would cause a material change in the disclosures contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Common Stock of the Issuer in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 3, 2016, by and among the Issuer, Metaldyne Performance Group Inc. (“MPG”) and Alpha SPV I, Inc., a former wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, on April 6, 2017, Merger Sub was merged with and into MPG (the “Merger”), with MPG surviving the Merger as a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of MPG that Investco and ASLLC owned immediately prior to such effective time, was cancelled and converted into the right to receive $13.50 per share in cash, without interest, and 0.5 of a share of Common Stock (together with cash in lieu of any fractional shares of Common Stock) (collectively, the “Merger Consideration”). In addition, pursuant to the Merger Agreement, each share of restricted stock of the Issuer owned by the Reporting Persons as of immediately prior to the effective time of the Merger was cancelled as of the effective time of the Merger and converted into the right to receive the Merger Consideration, and each restricted stock unit of the Issuer owned by the Reporting Persons was accelerated and became fully vested as of immediately prior to the effective time of the Merger and was cancelled and converted into the right to receive the Merger Consideration for each share of common stock of MPG that was subject thereto, subject, in the case of restricted stock and restricted stock units, to applicable withholding of taxes.

The Reporting Persons are filing this Schedule 13D with respect to the shares of Common Stock acquired by the Reporting Persons in the Merger.

Item 4. Purpose of Transaction.

The Reporting Persons own the Common Stock for investment. The activities of the Reporting Persons are subject to the obligations and restrictions set forth in the Stockholders’ Agreement (as defined in Item 6 herein) and applicable law. See Item 6, which is incorporated herein by reference. Investco and ASLLC also have certain rights under the Stockholders’ Agreement, including with respect to the election of directors of the Issuer, registration rights with respect to their Common Stock and preemptive rights in connection with certain share issuances by the Issuer. Currently, Kevin Penn and Loren Easton, each a Managing Director of ASLLC, and George Thanopoulos, serve on the board of directors of the Issuer as ASLLC’s nominees. Subject to the terms of the Stockholders’ Agreement and applicable law, any Reporting Person may dispose of some or all of its interest in the securities of the Issuer owned by it in the open market, in privately negotiated transactions, through derivative transactions, through public offerings upon exercise of its registration rights, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors, and, subject to the terms of the Stockholders’ Agreement, any Reporting Person may acquire shares of Common Stock or other securities of the Issuer, in the open market, in privately negotiated transactions, through derivative transactions, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.

Subject to the terms of the Stockholders’ Agreement, the Reporting Persons have in the past and will in the future discuss with members of the Issuer’s management and board of directors, other shareholders, and other persons, matters relating to the business and affairs of the Issuer, including: (i) nominating or recommending candidates to serve on the board of directors of the Issuer; (ii) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to, interested market and industry participants; (iii) entering into or amending agreements or understandings with the Issuer or with other shareholders, including confidentiality agreements, with respect to the voting, holding, acquisition and/or disposition of securities of the Issuer; or (iv) proposing or considering any one or more of the actions described in subsections (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D, as of April 6, 2017, are incorporated herein by reference. As of April 6, 2017, ASLLC was the beneficial owner of 25,691,349 shares of Common Stock (of which 8,670 shares of Common Stock are directly owned by ASLLC and 25,682,679 shares of Common Stock are directly owned by Investco), which represents 23.09% of the number of shares of Common Stock outstanding (based on 111,277,579 shares of Common Stock outstanding as of April 6, 2017 (as provided by the Issuer). None of the Scheduled Persons own any shares of Common Stock.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof, in each case, as of April 6, 2017, are incorporated herein by reference. None of the Scheduled Persons own any shares of Common Stock.

(c)	Except for the shares of Common Stock acquired in the Merger, none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction with respect to the shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

Investco and ASLLC (together, the “Stockholders”) are parties to a Stockholders’ Agreement with the Issuer, dated as of April 6, 2017 (the “Stockholders’ Agreement”). The Stockholders’ Agreement, among other things, grants the Stockholders the right to nominate directors to the Issuer’s board of directors for so long as ASLLC and its controlled affiliates (other than any of ASLLC’s portfolio companies) own at least 7.5% of the outstanding shares of Common Stock (the “Stockholder Rights Period”). If the Issuer’s board of directors has eleven members, the Stockholders have the right to nominate (i) three directors if the Stockholders and any controlled affiliates of ASLLC beneficially own greater than 18% of the outstanding shares of Common Stock, (ii) two directors if the Stockholders and any controlled affiliates of ASLLC beneficially own greater than 9% and less than or equal to 18% of the outstanding shares of Common Stock; and (iii) one director if the Stockholders and any controlled affiliates of ASLLC beneficially own equal to or less than 9% of the outstanding shares of Common Stock. In addition, if the Issuer’s board of directors has less than or greater than 11 members, the Stockholders will have the right to nominate a number of directors (rounded up) that is proportionate to the beneficial ownership of the Stockholders and any controlled affiliates of ASLLC of the outstanding shares of Common Stock.

For so long as the Stockholders have the right to nominate directors to the Issuer’s board of directors, the Stockholders also have the right to require one of their nominees to be appointed to each of the committees of the Issuer’s board of directors, subject to applicable requirements or qualifications under applicable law or applicable stock exchange rules (including with respect to director independence), and the Issuer is required to use its commercially reasonable efforts to cause the election of the Stockholders’ nominees at any annual or special meeting of the Issuer’s stockholders called for the election of directors.

Pursuant to the Stockholders’ Agreement, among other things, until the later of the conclusion of the Stockholder Rights Period and such time that there continues to be at least one director serving on the Issuer’s board of directors who was designated by the Stockholders, the Stockholders and any controlled affiliate of ASLLC that beneficially owns any shares of Common Stock are obligated to: (a) vote their shares as recommended by the Issuer’s board of directors with respect to the election or removal of the Issuer’s directors, the compensation of the Issuer’s directors, officers or other employees (including on any say-on-pay matters and option grants) and the engagement of accountants; and (b) with respect to any other matters (other than any extraordinary transactions, including amendments to the Issuer’s organizational documents, any recapitalization, restructuring or similar transaction involving the Issuer, any issuance of any equity of the Issuer, or instruments convertible into or exchangeable or exercisable for equity of the Issuer, any “interested stockholder” transactions, any ratification of “defective corporate actions”, any dissolution or complete or partial liquidation or similar arrangement of the Issuer, any merger, consolidation or other business combination of the Issuer, and any sale, lease transfer, conveyance or other disposition of all or substantially all of the Issuer’s assets to a third party), vote their shares, at their discretion, either in accordance with the recommendation of the Issuer’s board of directors, or in the same proportion in which all shares of Common Stock (other than those owned by the Stockholders and any controlled affiliates of ASLLC) are voted.

The Stockholders’ Agreement also provides the Stockholders with demand and piggyback registration rights as well as preemptive rights in connection with certain issuances of new shares of Common Stock, or instruments convertible into or exchangeable or exercisable for shares of Common Stock, by the Issuer. In addition, pursuant to the Stockholders’ Agreement, during the Stockholder Rights Period and for a period of three months following the end thereof, the Stockholders and ASLLC’s controlled affiliates that own shares of the Issuer will be subject to, and ASLLC must cause its controlled affiliates to comply with, a standstill provision that prohibits them from, among other things and subject to certain exceptions, acquiring additional shares of Common Stock (or instruments convertible into or exercisable or exchangeable therefor), proposing to acquire the Issuer or taking other actions to seek control of the Issuer or to influence the Issuer’s board of directors or the management or policies of the Issuer, initiating or participating in proxy contests or similar solicitations, engaging in any proxy solicitation or supporting any consent solicitation, making any public announcement with respect to, or submitting any proposal for, any extraordinary transaction, subjecting any shares of Common Stock to any voting arrangement and entering into certain discussions or arrangements with, or actively assisting or encouraging, any third party with respect to the foregoing.

In addition, under the Stockholders’ Agreement, for a period of six months following the consummation of the Merger, other than transfers to ASLLC’s controlled affiliates (other than any of its portfolio companies), the Stockholders are generally restricted from transferring their shares of Common Stock without the consent of the Issuer. Thereafter, during the Stockholder Rights Period, the Stockholders and any controlled affiliates of ASLLC (other than any of its portfolio companies) may transfer their shares of Common Stock only: (i) pursuant to the registration rights granted under the Stockholders’ Agreement, (ii) pursuant to a transfer made in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (or any similar provisions then in force), (iii) pursuant to a transfer to any person or group so long as the transferee, after giving effect to the transfer, would not beneficially own, alone or together with its affiliates, in excess of 7.5% of the outstanding shares of Common Stock and would be eligible to file a Schedule 13G pursuant to Rule 13d-1(b)(1)(ii) of the Securities Exchange Act of 1934, as amended, (iv) pursuant to a distribution to all of the limited partners (on a pro rata basis) and the general partner (and its representative members) of the applicable Stockholder or controlled affiliate of ASLLC (other than any of its portfolio companies) that beneficially owns shares of Common Stock, so long as no such partner who is transferred more than 2% of the outstanding shares of Common Stock would, to such Stockholder’s knowledge, beneficially own, alone or together with its affiliates (other than the Stockholders and any controlled affiliates of ASLLC), more than 7.5% of the outstanding shares of Common Stock after giving effect to the transfer, (v) pursuant to a transfer to certain exempt entities agreed to by the parties of not more than 7.5% of the outstanding shares of Common Stock, and (vi) with the prior written consent of the Issuer.

The foregoing description of the Stockholders’ Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Stockholders’ Agreement filed as Exhibit 2 hereto and incorporated herein by reference.

The information set forth in Item 2 hereof is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated April 17, 2017. *

2	Stockholders’ Agreement, dated as of April 6, 2017, among the Issuer, ASLLC and Investco (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 6, 2017). †

*	Filed herewith.
†	Incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2017

ASP MD INVESTCO L.P.

/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President

AMERICAN SECURITIES PARTNERS VI, L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(B), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(C), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(D), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES ASSOCIATES VI, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer

SCHEDULE I

Name, business address and present principal occupation or

employment of the directors and executive officers of

ASP MD INVESTCO LP

American Securities Partners VI, L.P., American Securities Partners VI(B), L.P., American Securities Partners VI(C), L.P., and American Securities Partners VI(D), L.P., each of which is a Delaware limited partnership, are the beneficial owners of a majority of the partnership interests of ASP MD Investco LP.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the officers of ASP MD Investco LP (which has no directors) are set forth below:

OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Michael G. Fisch President	c/o American Securities LLC 299 Park Avenue New York, NY 10171	President and Chief Executive Officer American Securities LLC 299 Park Avenue New York, NY 10171

Kevin S. Penn Vice President	c/o American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Loren Easton Vice President	c/o American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Eric L. Schondorf Vice President and Secretary	c/o American Securities LLC 299 Park Avenue New York, NY 10171	General Counsel American Securities LLC 299 Park Avenue New York, NY 10171

Each person identified on this Schedule is a citizen of the United States of America.

SCHEDULE II

Name, business address and present principal occupation or

employment of the directors and executive officers of

AMERICAN SECURITIES PARTNERS VI, L.P.

AMERICAN SECURITIES PARTNERS VI(B), L.P.

AMERICAN SECURITIES PARTNERS VI(C), L.P.

AMERICAN SECURITIES PARTNERS VI(D), L.P.

AMERICAN SECURITIES ASSOCIATES VI, LLC

AMERICAN SECURITIES LLC

American Securities Associates VI, LLC is a Delaware limited liability company. The business address of American Securities Associates VI, LLC is c/o American Securities LLC, 299 Park Avenue, New York, NY 10171.

Each of American Securities Partners VI, L.P., American Securities Partners VI(B), L.P., American Securities Partners VI(C), L.P. and American Securities Partners VI(D), L.P., each of which is a Delaware limited partnership, is managed by American Securities Associates VI, LLC, as its general partner.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managing members of American Securities Associates VI, LLC are set forth below:

MANAGING MEMBERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Michael G. Fisch Managing Member	c/o American Securities LLC 299 Park Avenue New York, NY 10171	President and Chief Executive Officer American Securities LLC 299 Park Avenue New York, NY 10171

David L. Horing Managing Member	c/o American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

American Securities LLC is a New York limited liability company.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the executive officers and directors of American Securities LLC are set forth below:

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Michael G. Fisch	American Securities LLC 299 Park Avenue New York, NY 10171	President and Chief Executive Officer American Securities LLC 299 Park Avenue New York, NY 10171

Joseph A. Domonkos	American Securities LLC 299 Park Avenue New York, NY 10171	Chief Financial Officer American Securities LLC 299 Park Avenue New York, NY 10171

David J. Maue	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director, Chief Administrative Officer American Securities LLC 299 Park Avenue New York, NY 10171

Eric L. Schondorf	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director & General Counsel American Securities LLC 299 Park Avenue New York, NY 10171

William Fry	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

David L. Horing	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Lee Dranikoff	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

David Musicant	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Loren Easton	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Will Manuel	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Kevin Penn	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Paul Rossetti	American Securities LLC 299 Park Avenue New York, NY 10171	Senior Advisor American Securities LLC 299 Park Avenue New York, NY 10171

Marc Saiontz	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Scott Wolff	American Securities LLC 299 Park Avenue New York, NY 10171	Managing Director American Securities LLC 299 Park Avenue New York, NY 10171

Each person identified on this Schedule is a citizen of the United States of America.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated April 17, 2017. *

2	Stockholders’ Agreement, dated as of April 6, 2017, among the Issuer, ASLLC and Investco (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 6, 2017). †

*	Filed herewith.
†	Incorporated herein by reference.